TSX-V: EPZ
www.epzresources.com

NEWS RELEASE

Not for distribution to the United States newswire services or dissemination in the United States

ESPERANZA RESOURCES CORP. ANNOUNCES
RESULTS OF ANNUAL GENERAL MEEING

Vancouver, B.C., June 14, 2012: Esperanza Resources Corp. (TSX.V: EPZ) (“Esperanza” or the “Company) is pleased to announce that all matters of business were approved at the Company’s 2012 Annual General Meeting held on June 12, 2012.

Shareholders approved the election of the Board of Directors consisting of Greg Smith, William Pincus, Brian Bayley, Andrew Swarthout and Marcel de Groot; the appointment of De Visser Gray as the Company’s auditor for the ensuing year; the proposed amendments to the Company’s stock option plan; and the adoption of the Company’s restricted share unit plan.

In addition, the Board of Directors has approved the granting of options to purchase 2,800,000 common shares of the Company (the “Options”).  The Options have a five-year term and an exercise price of $1.25 per share.  The Options are being granted pursuant to the Company’s amended stock option plan and have been issued to officers, directors and employees of the Company.

The Company also issued 3,225,000 restricted share units (the “RSUs”) to executive management pursuant to the Company’s restricted share unit plan.  The RSUs vest one-third each year for three years.

About Esperanza Resources Corp.

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico.

SAFE HARBOUR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the exercise and vesting of the Options and RSUs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including the vesting of the stock options and restricted share units. Please refer to a discussion of some of these and other risk factors in Esperanza Resources Corp.’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza Resources Corp. expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves.

For further information, contact:

Esperanza Resources Corp.

William J. Pincus, Chairman

Greg Smith, President and CEO

Toll Free: 1-866-890-5509

info@epzresources.com

Website: www.epzresources.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.